EXHIBIT 12.1
RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

	Year Ended
	Jan. 3, 2014	Dec. 28, 2012	Dec. 30, 2011	Dec. 31, 2010	Jan. 1, 2010
Earnings:
Income (loss) before income taxes	$48,838	$6,730	$48,392	$49,325	$(18,177)
Fixed Charges:
Interest expense	4,896	5,498	5,539	7,839	9,930
Discounts & deferred financing fees	6,366	12,557	11,389	10,680	10,106
Interest portion of rental expense	1,460	1,056	766	848	1,053
Total earnings and fixed charges	$61,560	$25,841	$66,086	$68,692	$2,912
Fixed Charges:
Interest expense	$4,896	$5,498	$5,539	$7,839	$9,930
Discounts & deferred financing fees	6,366	12,557	11,389	10,680	10,106
Interest portion of rental expense	1,460	1,056	766	848	1,053
Total fixed charges	$12,722	$19,111	$17,694	$19,367	$21,089
Ratio of earnings to fixed charges	4.8	1.4	3.7	3.5	0.1